Drew Capurro	650 Town Center Drive, 20th Floor
Direct Dial: 1.714.755.8008	Costa Mesa, California 92626-1925
Drew.Capurro@lw.com	Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

April 8, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Lauren Pierce

Re:	Viant Technology Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 22, 2024
File No. 333-278177
Dear Ms. Pierce:
On behalf of our client Viant Technology Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), we are transmitting this letter in response to the oral comment received on April 5, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Registration Statement, which has been revised to address the Staff’s comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Staff’s oral comment requested that the Company revise the Registration Statement to (i) identify the initial transactions pursuant to which the securities the selling securityholders are offering were initially sold and (ii) clarify that the offering was completed and the securities were issued and outstanding prior to the initial filing of the registration statement.
In response to the Staff’s oral comment, the Company has revised page 30 of the prospectus included in the Registration Statement, as shown via the redline provided in Exhibit A.
*          *          *          *          *

April 8, 2024

We hope that the foregoing has been responsive to the Staff’s oral comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8008 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro
Drew Capurro
of LATHAM & WATKINS LLP
Enclosure: Revisions to Page 30 of the Registration Statement
cc: (via e-mail)
Tim Vanderhook, Co-Founder and Chief Executive Officer, Viant Technology Inc.
Ritesh Patel, Chief Legal Officer, Viant Technology Inc.

Exhibit A
Revisions to the Registration Statement
SELLING SECURITYHOLDERS
This prospectus also relates to the possible resale by certain of our securityholders, who we refer to in this prospectus as the “selling securityholders,” of up to 10,000,000 shares in the aggregate of Class A common stock, which shares either (i) were issued and outstanding prior to the original date of filing of the registration statement of which this prospectus forms a part, following the exercise or settlement of equity awards granted pursuant to our 2021 Long Term Incentive Plan, (ii) are issuable upon exercise or settlement of equity awards granted pursuant to our 2021 Long Term Incentive Plan prior to the original date of filing of the registration statement of which this prospectus forms a part, or (iii) are issuable upon the exchange of Class B units~~. The Class B units were acquired by the selling securityholders prior to our IPO, and as a result of the corporate reorganization we completed in connection with the IPO, the Class B units held by a selling securityholder~~ of Viant Technology LLC that were issued and outstanding prior to the original date of filing of the registration statement of which this prospectus forms a part, and which may be exchanged for an equivalent number of shares of our Class A common stock~~, which would also result in the automatic~~  as described below. In connection with our IPO and related reorganization transactions, we issued to the Continuing LLC Owners (defined below) one share of our Class B common stock for each Class B unit of Viant Technology LLC that they held. Each holder of Class B units has the right to exchange their Class B units for an equivalent number of shares of our Class A common stock (together with the retirement of such ~~selling securityholder’s~~ shares of our Class B common stock~~, as applicable,~~  on a one-for-one basis with the number of Class B units so exchanged).
Prior to our IPO, Viant Technology LLC was owned by Tim Vanderhook, Chris Vanderhook, Capital V LLC (f/k/a Four Brothers 2 LLC) and Viant Technology Equity Plan LLC (collectively, the “Continuing LLC Owners”). As part of the reorganization transactions consummated in connection with the IPO:
•the limited liability company agreement of Viant Technology LLC was amended and restated to, among other things, provide for Class A units and Class B units and appoint Viant Technology Inc. as the sole managing member of Viant Technology LLC;
•Viant Technology Inc. used the net proceeds of the IPO to acquire newly issued Class A units of Viant Technology LLC; and
•the amended and restated limited liability company agreement of Viant Technology LLC reclassified the interests of Viant Technology LLC held by the Continuing LLC Owners as Class B units, and the Continuing LLC Owners received a corresponding number of shares of Class B common stock of Viant Technology Inc.
Information about the selling securityholders, where applicable, including their identities, the amount of shares of Class A common stock owned by each selling securityholder prior to the offering, the number of shares of our Class A common stock to be offered by each selling securityholder and the amount of Class A common stock and, if applicable, Class B common stock to be owned by each selling securityholder after completion of the offering, will be set forth in an applicable prospectus supplement, documents incorporated by reference or in a free writing prospectus we file with the SEC. The applicable prospectus supplement will also disclose whether any of the selling securityholders have held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus supplement.

The selling securityholders may not sell any shares of our Class A common stock pursuant to this prospectus until we have identified such selling securityholders and the shares being offered for resale by such selling securityholders in a subsequent prospectus supplement. However, the selling securityholders may sell or transfer all or a portion of their shares of our Class A common stock pursuant to any available exemption from the registration requirements of the Securities Act.